SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/22/21


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
74,594

8. SHARED VOTING POWER
419,462

9. SOLE DISPOSITIVE POWER
74,594
_______________________________________________________

10. SHARED DISPOSITIVE POWER
419,462

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
494,056 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.04%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
74,594

8. SHARED VOTING POWER
419,462

9. SOLE DISPOSITIVE POWER
74,594
_______________________________________________________

10. SHARED DISPOSITIVE POWER
419,462

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
494,056 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.04%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
74,594

8. SHARED VOTING POWER
419,462

9. SOLE DISPOSITIVE POWER
74,594
_______________________________________________________

10. SHARED DISPOSITIVE POWER
419,462

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
494,056 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.04%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed January 7, 2021. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 4. PURPOSE OF TRANSACTION
On March 22, 2021, Mr. Goldstein withdrew his shareholder proposal.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on December 30, 2020, there were 4,918,806 shares of common stock outstanding as of October 31, 2020. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of March 22, 2021 Bulldog Investors, LLP is deemed to be the beneficial owner of 494,056 shares of IRL (representing 10.04% of IRL's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares. These 494,056 shares of IRL include 74,594 shares (representing 1.51% of IRL's outstanding shares) that are beneficially owned by Mr. Goldstein.
All other shares included in the aforementioned 494,056 shares of IRL beneficially owned by Bulldog Investors LLP (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLP who are not members of any group. The total number of these "non-group" shares is 419,462 shares (representing 8.53% of IRL's outstanding shares).


(b)Bulldog Investors,LLP has sole power to dispose of and vote 74,594 shares. Bulldog Investors, LLP has shared power to dispose of and vote 419,462 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of IRL's shares) share this power with Bulldog Investors, LLP. Messrs.Goldstein and Dakos are partners of Bulldog Investors, LLP.


c) During the past 60 days the followingshares of IRL were bought.


2/12/2021		1,923		 10.5484
2/10/2021		100		 10.6500
2/10/2021		1,500		 10.6426


d) Clients of Bulldog Investors, LLP are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A & B


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/23/21

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.